SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070).

 EXPLANATORY NOTE

On March 10, 2026, the Company issued a press release providing a trading and business update. A copy of the press release is filed herewith as Exhibit 99.1.

In connection with the trading and business update, the Company has obtained a limited waiver in respect of covenant 8.16 of its Credit Agreement with Perceptive Credit Holdings III and has obtained a deferral in respect of the scheduled change in covenant 8.15 of the Credit Agreement, both through July 1, 2026.

EXHIBIT INDEX

Exhibit	Description
99.1	Trinity Biotech Provides Business and Trading Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Paul Murphy
Paul Murphy
Interim Chief Financial Officer

Date:  March 10, 2026